[redacted]

SEC Mail Processing Section

DEC 2 2 2009

Washington, DC 121

SECUR 09042229 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza - 165 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Olsen 212-225-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
DEC 14, 2009

Signature

Chief Financial Officer
Title

Notary Public

JOAN D'ADDARIO
Notary Public, State of New York
No. 4758211, Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Dec. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **x (o) Independent auditor's report on internal accounting control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2009

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc., (the Company) (a wholly owned subsidiary of Scotia Capital Inc.) as of October 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 14, 2009

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2009

Assets

Cash and cash equivalents	$ 21,251,339
Cash on deposit with clearing organizations	12,014,734
Securities segregated under federal and other regulations	7,995,520
Receivable from brokers, dealers, and clearing organizations	1,804,289,477
Receivable from customers	6,310,626
Securities owned, at fair value	189,623,616
Accrued interest receivable	1,218,394
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $960,175	1,021,480
Other assets	44,050,024
Total assets	$ 2,087,775,210

Liabilities and Stockholder's Equity

Liabilities:	
Payable to brokers, dealers, and clearing organizations	$ 1,066,578,631
Payable to customers	1,237,378
Securities sold, not yet purchased, at fair value	645,721,211
Derivative instrument, at fair value	26,489,693
Accrued interest payable	525,846
Accounts payable, accrued expenses, and other liabilities	34,291,964
	1,774,844,723
Commitments and contingencies	
Subordinated borrowings	—
Stockholder's equity:	
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares	30,000
Additional paid-in capital	69,010,000
Retained earnings	243,890,487
Total stockholder's equity	312,930,487
Total liabilities and stockholder's equity	$ 2,087,775,210

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's primary business activities are trading in Canadian and U.S. securities and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are carried at fair value.

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company provides for income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company accounts for its derivative instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, *Derivatives and Hedging* (FASB ASC 815). FASB ASC 815 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The Company has entered into a total return equity swap contract with the Ultimate Parent to provide them with exposure to a basket of equity securities. During the year, the Company has recorded this derivative as a free standing trading instrument and does not apply hedge accounting. The Company recognizes all derivatives on the balance sheet as assets or liabilities measured at fair value.

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(Continued)

(a) Recently Adopted Accounting Standards

On April 9, 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4 "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*" (FSP 157-4), which supersedes FASB Staff Position 157-3 "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.*" FSP 157-4 provides guidance on determining when the volume and level of activity for the asset or liability has significantly decreased, identifying circumstances when a transaction is not orderly, how a significant decrease in volume and level of activity or the existence of non-orderly transactions affect an entity's fair value measurement of assets and liabilities, and establishes additional disclosure requirements. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FAS 157-4 did not have an effect on the Company's financial condition or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 167, *"Amendments to FASB Interpretation No. 46(R)"* (SFAS 167). SFAS 167 is a revision to FASB Interpretation No. 46(R), "*Consolidation of Variable Interest Entities*", and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting, or similar rights, should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. SFAS 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. The Company will adopt SFAS 167 effective November 1, 2010. The Company is currently evaluating the affect of this statement on its statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS No. 161 will not affect the Company's basic statement of financial condition.

(2) Related-Party Transactions

The Company acts as agent for the Ultimate Parent to market certain products in the United States of America on its behalf.

Receivable from and payable to brokers, dealers, and clearing organizations includes a receivable from the Parent of $4,576,002 and a payable to Parent of $21,365,239, respectively. In addition, included in other assets are receivables from the Parent of $9,204,164 primarily associated with fees collected on the Company's behalf, receivables from the Ultimate Parent of $2,701,779 primarily associated with the

reimbursement of general and administrative expenses, and receivables from affiliates of $635,546 associated with securities borrowed. Included in accounts payable, accrued expenses, and other liabilities are payables to the Ultimate Parent of $6,456,903 primarily related to referral fees due the Ultimate Parent and intercompany costs associated with benefit plans administered by the Ultimate Parent and a payable to affiliates of $890,273 associated with securities loaned and a fee payable to an affiliate of $4,226,667. A payable to the Ultimate Parent of $26,489,693 in connection with a total return equity swap is presented as derivative instrument, at fair value. Receivable from and payable to brokers, dealers, and clearing organizations include a receivable from affiliates of $905,248,605 and a payable to affiliates of $421,145,426.

(3) Securities Segregated under Federal and Other Regulations

At October 31, 2009, the Company had qualified securities in the amount of $7,995,520 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the SEC).

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2009 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 5,169,744	23,089,039
Receivable from/payable to brokers and dealers	33,352,479	2,278,734
Securities borrowed/loaned	1,765,767,254	1,041,210,858
	$ 1,804,289,477	1,066,578,631

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
U.S. and Canadian government obligations	$ 90,610,071	139,738,623
Canadian provincial obligations	79,301,456	1,856,624
Corporate debt obligations	19,540,825	8,276,875
Common stock	21,034	494,857,804
Other foreign government obligations	150,230	991,285
	$ 189,623,616	645,721,211

(Continued)

(6) Derivative Instrument, at Fair Value

As of October 31, 2009, the Company had one total return equity swap with the Ultimate Parent with a notional amount of approximately $523,400,000 and a fair value of $26,489,693. The transaction matures in August 2010. The Company has recorded this derivative as a free standing trading instrument and does not apply hedge accounting. The derivative provides the Ultimate Parent with exposure to a basket of equity securities, in exchange for which the Company receives a floating rate of interest based on one-month LIBOR.

(7) Unused Credit Facility

The Company had an unused credit facility with a financial institution amounting to $50,000,000 as of October 31, 2009.

(8) Subordinated Borrowings

On June 1, 2001, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $150,000,000. The note bears a market rate (LIBOR plus 0.25%) of interest on the amount drawn upon and is covered by an agreement accepted by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2010 and $0 was outstanding at October 31, 2009.

(9) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(10) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations as follows:

2010	$	891,697
2011		886,678
2012		886,678
2013		886,678
2014		517,229
	$	4,068,960

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

(11) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 2.17 to 1. The Company's net capital was $103,632,308, which was $88,626,837 in excess of its required net capital of $15,005,471 as of October 31, 2009.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(12) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2009, the deferred tax assets of $1,646,839 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

FASB ASC 740, *Income Taxes* (FASB ASC 740), which the Company adopted as of November 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50 percent likelihood of being realized upon ultimate settlement.

Of the total unrecognized tax benefits, the entire balance would have an effect on the effective tax rate.

(Continued)

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the fiscal year ended October 31, 2009:

Balance as of November 1, 2008	$	1,204,966
Additions based on tax positions related to the current year		1,051,333
Decreases related to a lapse of statute of limitations		(207,894)
Balance as of October 31, 2009	$	2,048,405

In the next 12 months, the Company anticipates that it is reasonably possible that $209,620 of the unrecognized tax benefits will be released due to the lapse of the statue of limitations.

The Company remains open to federal, New York State, and New York City examinations for the fiscal years October 31, 2006 and forward.

(13) Fair Value Measurements

Effective November 1, 2007, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB ASC 820), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to FASB ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities sold, but not yet purchased, and derivative instruments are recorded at fair value on a recurring basis.

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered level 1 measurements) and the lowest priority to unobservable inputs (which are considered level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. and Canadian government obligations	$ 90,610,071	—	—	90,610,071
Canadian provincial obligations	—	79,301,456	—	79,301,456
Corporate debt obligations	—	19,540,825	—	19,540,825
Common stock	21,034	—	—	21,034
Other foreign government obligations	—	150,230	—	150,230
Total securities owned	$ 90,631,105	98,992,511	—	189,623,616
Cash equivalents	19,800,000	—	—	19,800,000
Securities segregated under federal and other regulations	7,995,520	—	—	7,995,520
Total assets at fair value	$ 118,426,625	98,992,511	—	217,419,136
Liabilities:				
U.S. and Canadian government obligations	139,738,623	—	—	139,738,623
Canadian provincial obligations	—	1,856,624	—	1,856,624
Corporate debt obligations	—	8,276,875	—	8,276,875
Common stock	494,857,804	—	—	494,857,804
Other foreign government obligations	—	991,285	—	991,285
Total securities sold, not yet purchased	$ 634,596,427	11,124,784	—	645,721,211
Derivative instrument	—	26,489,693	—	26,489,693
Total liabilities at fair value	$ 634,596,427	37,614,477	—	672,210,904

The fair value of our financial securities was determined using a variety of sources as follows:

For common stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

For U.S. and Canadian government, Canadian provincial, Corporate debt, and foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

The fair value of our Derivative instrument, at fair value was determined primarily using the closing price on the primary exchanges of the basket of equity securities referenced by the derivative contract, and is included in Level 2.

(14) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. In accordance with industry practice, the Company records these transactions on a settlement-date basis, which is generally one business day for U.S. Government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2009, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $645,721,211 obligation in the accompanying statement of financial condition at the October 31, 2009 fair value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2009. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at fair value.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (the Company) (a wholly owned subsidiary of Scotia Capital Inc.), for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 14, 2009